RALLY

Exclusive Purchase Agreement

As of November 12th, 2020

This exclusive purchase agreement (the “Purchase Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us” or “we”) and Metropolis Collectibles Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

Your Rights & Obligations:

▪You maintain possession of the Asset(s) until we take delivery.

▪You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale The Seller will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

▪On the due date set forth in this agreement you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

▪This Purchase Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

RALLY

Asset:	X-Men #1
Description:	Grade: CGC NM 9.4 Cert #: 1615570001
Total Acquisition Cost:	$ 215,000.00
Consideration: Cash (%) Equity (%) Total	$ 215,000 (100%) (0%) $ 215,000

Acknowledged and Agreed:

By: /s/ George Leimer	By: /s/ Vincent Zurzolo
RSE Archive, LLC	SELLER
Name:George Leimer	Name: Vincent Zurzolo
Title: Chief Executive Officer	Title: Principal